UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                         SUMMIT BROKERAGE SERVICES, INC.
                 (Name of Small Business Issuer in its charter)

            Florida                                        59-3041826
(State or other jurisdiction of                 (I.R.S. Employer Identification
 incorporation or organization)                              Number)

            25 Fifth Avenue, Indialantic, Florida             32903
          (Address of principal executive offices)          (zip code)

                    Issuer's telephone number: (321) 724-2303

           Securities to be registered under Section 12(g) of the Act:

        Title of each class            Name of each exchange on which each class
                                       is to be registered
        -------------------            -----------------------------------------
        Common                         OTC Bulletin Board

        Securities to be registered pursuant to Section 12(g) of the Act.
                         Common Stock, $.0001 par value

                             INTRODUCTORY STATEMENT

      Summit Brokerage Services, Inc. (the "Company" or "Summit") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

      This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section "Risk Factors," including among others, regulatory or economic influences.

ITEM 1. DESCRIPTION OF BUSINESS

A. General Overview

      Summit Brokerage Services, Inc. is an independent broker dealer offering financial services to clients across the country and is a National Association of Securities Dealers (NASD) member firm.

      The Company currently has 39 branch offices nationwide and several new branch offices pending licensing as of this writing.

      The Company provides the following financial services through its Planners to their clients:

      1.     Both full service and discount stock and bond brokerage services
      2.     Load and no-load mutual fund executions
      3.     Asset allocation services for mutual funds, stocks and bonds
      4.     Mortgage origination
      5.     Life, health and disability insurance coverage
      6.     Money market funds
      7.     Clearing services for its branch offices
      8.     Registered Investment Advisor services
      9.     Financial Planning Services


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B. Organization

      Summit was incorporated under the laws of the state of Florida in September 1993. Additionally there are three wholly owned subsidiary corporations:

      o      Summit Holding Group, Inc. - a holding company
      o      Summit Financial Group, Inc. - a registered investment advisor
      o      Summit Insurance Agency Corporation - an insurance business

      Unless otherwise specified or indicated by the context, all references in this Form 10-SB to the company are to Summit Brokerage Services, Inc. and all of its subsidiaries.

      The founder of the Company is Mr. Richard Parker, the Chairman of the Board, Chief Executive Officer, and majority shareholder.

      The Company's common stock is quoted on the OTC Bulletin Board under the symbol SUBO and began trading in June 1998.

      The Company is located in the Summit Building located at 25 Fifth Ave., Indialantic, Florida, 32903; telephone: 321-724-2303; web site:
www.summitbrokerage.com.

C. Industry Background

      The financial services industry has been in existence for over 100 years. Traditionally, the industry came from three separate areas: the banking industry, the brokerage industry and the insurance industry. Over the last 25 years, the three industries have slowly merged together to form an industry now commonly referred to as financial services. The industry offers financial planning services to a wide array of individuals and companies. With the introduction of the Internet, a host of industry publications, and several financial television networks, the general public has become increasingly versed with the financial instruments available and much more savvy about investments in general. Today, industry surveys shows over half of American households have money invested in the stock market in some form. Many of these investors enter the market through their company's 401K plan.

      Over the last two decades, 401K plans have become the investment of choice for many investors. Companies desiring to limit their ongoing liability have moved away from defined benefit and profit sharing plans electing the 401K to invest retirement funds for their employees.

      Over the last 20 to 30 years mutual funds have become the investment of choice for most American investors and have grown steadily in acceptance with both investors and the community.


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

D. Products

      Summit offers a broad range of products to the investing public through its registered reps and branch offices. These products include mutual funds, variable annuities, individual stocks, bonds, and insurance products and managed money accounts. The Company's registered reps mainly offer package products to the investing public. While many are licensed to sell individual stocks and bonds, it is a relatively small percentage of Summit's business - less than ten percent of revenue. Using a package product mix produces:

      1.   More suitable products to the general public
      2.   More efficient management of the funds
      3.   A reduction of risks from buying individual securities
      4.   An easier process of supervision by the Summit compliance team.

      The managed accounts charge a wrap fee which provides a steady base of revenue for Summit in both good and bad markets. This gives a more predictable stream of income. Currently, Summit has over $27 million under management and is adding money on a monthly basis. By offering the product mix that Summit offers, it believes that its reps will be viewed more as advisers than traditional stock brokers. This helps by creating personal relationships with the clients that provide a long and mutually beneficial working relationship.

E. Business Strategy

      Summit has since 1995 implemented a strategy of affiliating independent financial planning offices across the country with the firm. These independent offices bear the full expense of the day-by-day operations of their independently owned branch office. Summit receives on average 10% to 20% over-ride of the gross revenue provided by these branch offices. In addition, there are several other forms of income Summit derives from its branches.

      One additional source of revenue is Registered Investment Advisory (RIA) fees. Summit derives revenue in the form of fee based management of individual stocks and/or bond accounts and wrap fee mutual fund accounts offered by its registered reps. Much of the management of these funds are out-sourced to outside managers for the day-by-day management.

      The average annual management fee paid by a client to Summit's RIA is 1.5% (150 basis points). Summit receives an average of 30 to 50 basis points for its management services. Then the remaining 100 to 120 basis points are paid to the registered rep/branch office through Summit's normal payout grid (average 85/15%). Therefore, on an average account, Summit will earn as much as 50 basis points for its management services plus an average of 15 to 20 additional basis points for the broker/dealer over-ride, giving it a total of 65 to 70 basis points.

      Additional income is also derived from the wide array of insurance products offered by Summit. The insurance products are also paid through the Summit payout grid.


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

      The next area of revenue is derived from the master marketing areas. To rapidly build our distribution, we offer a master marketing area to a select group of branch offices. Growth oriented branch managers may, if approved by Summit, purchase a geographical area therefore securing the exclusive rights to build additional offices and reps in that area. These reps then work through their office of supervisory jurisdiction (in master marketing area manager's office). Not only does the MMA Manager have the exclusive right to the area, but also the contractual obligation to build a pre-determined number of branches within a specified period of time. The home office (Summit Brokerage Services) gives support and training to the MMA's which not only assists in Summit's growth, but also in the duties of supervising and training the branch offices.

F. Market Segments

      One of the positive aspects of the financial services industry is virtually any person or company is a potential client. In the early years of life, young families invest for college funding and begin to prepare for their retirement.

      Middle age families focus more on retirement planning and capital accumulation to achieve other financial goals.

      The seniors market focuses on preservation of capital and providing income through the retirement years. Company's foundations, trusts, and retirement plans all need financial services also.

      With a growing population there is no sign that this trend will diminish. Most people realize that the days of relying on the government to provide for their retirement via Social Security are all but gone. To maintain a sufficient income during retirement requires investing on an ongoing basis through their lifetime. This only serves to help the financial services industry continue the same growth it has seen for the last two decades.

G. Seasonality

      The Company's revenues are affected only slightly by the traditional US vacation seasons, such as July, August, and December.

H. Employee

      The Company currently employs 15 full time corporate office staff, including officers and management, as well as 64 licensed representatives (Financial Planners or Planners.)


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

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

      The following discussion and analysis of the Company's consolidated financial condition and results of operation for the fiscal years ended December 31, 1999, 1998 and 1997, and for the fiscal quarters ended December 31, 1999, 1998 and 1997, should be read in conjunction with the Company's consolidated financial statements included elsewhere herein.

      When used in conjunction in the following discussions, the words "believes," "anticipates," "intends," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause results to differ materially from those projected, including, but not limited to, those set forth in "Factors That May Affect Future Results and Financial Condition."

A. General Discussion of the Company

      The Company is a National Association of Securities Dealers (NASD) member firm. The Company is an independent broker-dealer offering financial services to clients across the country. The firm provides financial services through its Planners to their clients.

B Results of Operations for:

RESULTS OF OPERATIONS FOR:

FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

      Revenues increased in fiscal 1999 by $1,862,340 (65%) to $4,756,619 from $2,894,279 in fiscal 1998. This increase was largely due to the addition of 15 new branch offices during 1999.

      Expenses increased in fiscal 1999 by $2,046,810 (61%) to $5,450,761 from $3,403,951 in fiscal 1998. This increase was largely attributable to the growth in revenues during 1999, which resulted in higher commission expense as well as higher general operating expenses. In addition, in 1999 the Company incurred a higher expense due to the amortization of unearned stock compensation, which is explained further in footnote 7 of the Notes to Consolidated Financial Statements.

      The Company believes that its registered investment advisory services and investment income will continue to represent a larger portion of the Company's overall revenues in the future.

FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

      Revenues increased in fiscal 1998 by $1,266,120 (78%) to $2,894,279 from $1,628,159 in fiscal 1997. This increase was largely due to the addition of 13 new branch offices during 1998.

      Expenses increased in fiscal 1998 by $1,550,281 (84%) to $3,403,951 from $1,853,670 in fiscal 1997. This increase was largely due to the growth in revenues during 1998, which resulted in higher commission expense as well as higher general operating expenses.

FISCAL QUARTER ENDED DECEMBER 31, 1999 COMPARED TO QUARTER ENDED DECEMBER 31,
1998

      Sales increased in the fiscal quarter ended December 31, 1999 by $951,267 (145%) to $1,610,261 from $658,994 in fiscal quarter ended December 31, 1998.


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

      Expenses also increased in the recent period by $980,733 (131%) to $1,728,853 from $748,120 in the previous period.

FISCAL QUARTER ENDED DECEMBER 31, 1998 COMPARED TO QUARTER ENDED DECEMBER 31,
1997

      Sales increased in the fiscal quarter ended December 31, 1998 by $172,922 (36%) to $658,994 from $486,072 in fiscal quarter ended December 31, 1997.

      Expenses also increased in the recent period by $189,568 (34%) to $748,210 from $558,642 in the previous period.

C. Liquidity and Capital Resources

      During the past two fiscal years, the Company has funded its operations primarily through cash provided by operations, and through sales of its securities. In a private placement that commenced July 1997 and concluded in May 1998, the Company raised approximately $807,000 through the sale of 322,800 shares of its common stock at a price of $2.50 per share. In a second private placement that commenced in September 1998 and concluded in January 2000, the Company raised approximately $864,000 through the sale of 400,200 shares of its common stock.

      The Company's net cash from operations was $(200,591) at December 31, 1999 and $(518,265) at December 31, 1998. The $317,674 reduction in cash flows from operations is mainly the result of timing, as the Company received commissions at year-end, but the related commission liability was not paid until January 2000.

      Cash flows from financing activities were $533,422 in fiscal year 1999 and $428,679 in fiscal year 1998. As previously mentioned, these cash inflows resulted from the Company's two private placements.

      Based on the its own internal projections the Company believes that its operations and current capital resources will be sufficient to fund the Company's working capital needs through the 2000 fiscal year, provided that there are no significant increases in operating expenses. While it is endeavoring to keep costs contained as much as possible, the failure of the Company to prevent such increases in the immediate future will have a material adverse effect on the


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

Company's operations and on its ability to operate in the manner its business is currently being conducted.

D. Significant Business Relationships

      On January 26, 1994 the Company entered into a clearing agreement with First Clearing Corporation, a subsidiary of First Union Bank (formerly Wheat First Securities, Inc.) to execute securities orders and maintain accounts for clients on behalf of the Company.

E. Factors That May Affect Future Results and Financial Condition

      There are, of course, many factors that may affect the financial well being of the company. The markets in general will have a direct impact on the investing public and their willingness to invest in financial vehicles. While over a long period of time markets have consistently gone up, the markets have become more and more volatile over the years, therefore, causing concern with the investing public. If a down turn in the market occurs for a substantial period of time, it could affect negatively the Company's growth and even its ability to maintain its current revenue stream.

Ability to attract reps and branch offices:

      While Summit has shown strong growth for its first three years in attracting branch offices and registered representatives, this is due primarily to training provided in the industry by the Company's CEO and founder, Richard Parker. If Mr. Parker was not physically able to continue this training, it would have a negative effect on the recruiting aspect of the firm.

Regulators:

      While Summit maintains a high standard of compliance and regulatory adherence at all times, there is at least 102 regulatory bodies that Summit must answer to with 50 state securities divisions, 50 state insurance divisions, the NASD and the SEC. Many of the rules and regulations are extremely complex and, even if a financial services firm desires and strives to adhere to all regulations, there is always the potential of infraction of rules that could result in regulatory action either monetarily or against the firm in general.

Financial liability from errors and omissions:

      Whenever a company handles funds for another person, the potential of litigation is always present. Summit strives through its supervisors, compliance officers, and managers to maintain a high degree of compliance and supervision in these areas. However, mistakes can occur. To assure that the financial liability is manageable, Summit maintains errors and omissions insurance. There are, of course, exceptions to all E&O policies and there is always the potential that one or


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

more events may not be covered through E&O insurance and therefore become a liability to the company.

Competition:

      There is strong competition in the financial services industry. Many of Summit's competitors are extremely well capitalized and have decades of experience in the business. This obviously presents business risks to the company.

Limited depth of management:

      The Company has a quality management team. However, that team is limited in number. If one or more of the immediate management team was incapacitated, this could have a negative effect on the company.

Outside managers:

      Summit subcontracts much of its management managers in mutual funds, variable annuities and managed accounts. Therefore, the investors judge their financial results based on the performance of these managers. If Summit should hire managers that do not perform adequately, it could lose the assets under management and therefore have a negative effect on the company.

Capitalization:

      There is always the possibility that inadequate capitalization could curtail the growth and even affect the day-by-day operations of the firm. If the current revenue sources or the current growth model was hampered in any way, it could result in lack of capitalization to not only grow the company, but to run its day-by-day operation.

F. Employees

      As of the current date, the Company has 15 full time employees. As the Company increases its operations, additional employees will be required. The Company's future success depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of Mr. Richard Parker or the Company's inability to attract and retain other qualified employees could have a material adverse affect on the Company.

G. Risks Associated with Year 2000

      The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar


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

problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

H. Additional Information

      The Company intends to provide an annual report to its security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

      The Company will, as a result of this filing, become subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and, in accordance with the Commission, such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. For further information, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at http://www.sec.gov.

ITEM 3. DESCRIPTION OF PROPERTY

      The Company maintains its principal business operations at 25 Fifth Avenue, Indialantic, Florida 32903. The Company's telephone number is (321) 724-2303 and the web site address is www.summitbrokerage.com.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information as of December 31, 1999, with respect to the beneficial ownership of common stock by (i) each person who, to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the outstanding common stock, (ii) each Director of the Company, and (iii) all executive Officers and Directors of the Company as a group:


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

Name of Beneficial Owner(1)             Number of Shares          Percentage(2)
---------------------------             ----------------          -------------
Richard Parker (3) (4)                     3,327,595                 73.3%
Brian Best (5)                                14,250                   .3%
Harry Green (6)                               44,250                  1.0%
D. Mark Olson (5)                              6,250                   .1%
Jack Root (6)                                 14,250                   .3%
William R. Turner (7)                        108,850                  2.4%
Mark F. Caulfield (8)                         67,500                  1.5%

----------
(1) Unless otherwise indicated, the address of each person is c/o Summit Brokerage Services, Inc., 25 Fifth Ave., Indialantic, FL 32903
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities that are currently exercisable, or exercisable within 60 days of December 31, 1999, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole Voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
(3)   Includes 640,175 shares owned by Richard & Joan Parker, JT TEN.
(4) Includes 95,000 shares issuable pursuant to a stock purchase option currently exercisable.
(5) Includes 6,250 shares issuable pursuant to a stock purchase option currently exercisable.
(6) Includes 11,250 shares issuable pursuant to a stock purchase option currently exercisable.
(7) Includes 100,000 shares issuable pursuant to a stock purchase option currently exercisable.
(8) Includes 47,500 shares issuable pursuant to a stock purchase option currently exercisable.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

      The following table sets forth the names and positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are at the discretion of the Board, except to the extent governed by employment contract.

      Name                        Age                  Title
      ----                        ---                  -----
      Richard Parker              48                   Chairman & CEO
      William R. Turner           56                   President & COO
      Mark F. Caulfield           41                   CFO & Secretary/Treasurer
      Brian Best                  30                   Director
      Harry Green                 58                   Director
      Mark Olson                  51                   Director
      Jack Root                   66                   Director


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

Duties, Responsibilities and Experience

Richard Parker, Chairman of the Board and Chief Executive Officer

      Mr. Parker, the founder of the Company, began his career in the financial services industry in 1974 as a licensed Realtor. A year later, he became the youngest licensed broker in the history of the Lakeland Board of Real Estate when he and his mother, Doris Parker, opened R/D Parker Realty, a franchise of Century 21, the nation's largest real estate sales organization. For the next decade, Mr. Parker sold, developed, built and managed real estate projects primarily throughout Polk County. During that time, he was recognized as a national sales leader for Century 21. In 1986, Mr. Parker became fully licensed to sell securities and insurance with Dean Witter. Following his tenure with Dean Witter, he became the branch manager of Anchor National Financial, a SunAmerica company. With Anchor National, Mr. Parker was the second highest producer nationally among the company's several hundred licensed representatives. During this time, Mr. Parker incorporated and began doing business as The Summit Financial Group, Inc. and the Summit Group of Companies. The Summit Brokerage Service Inc., a NASD licensed broker/dealer, was added to the Summit Group of Companies. Mr. Parker holds series 7, 63, 65 and 24 licenses, as well as life insurance and real estate licenses.

William R. Turner, President and Chief Operations Officer

      William R. Turner, in addition to his duties with the Company, has a consulting practice available to the securities and insurance industries. He is a former Senior Vice President and Secretary of INVEST Financial Holding Co., Inc., as well as Senior Vice President and Director of Compliance for INVEST Financial Corporation. Mr. Turner was with INVEST for over 11 years and helped create the standards used by regulators on the sale of investment products within banks and other non-traditional securities areas. INVEST's regulatory record was flawless during Mr. Turner's tenure. Prior to INVEST, Mr. Turner was a corporate officer and registered representative with Paine Webber, Jackson and Curtis and a registered representative with Merrill Lynch. He has been on numerous industry panels. He was also a regulator with the National Association of Securities Dealers, Inc., as an examiner and the Assistant Director of NASDAQ, the NASD's automated quotation system. He has been in the securities/insurance industry for over 30 years.

Mark Caulfield, Chief Financial Officer and Secretary/Treasurer

      Mark Caulfield is a Certified Public Accountant with over 20 years in financial management, serving in such key roles as Vice President of Finance and Administration, as well as Controller. He has been involved with a number of similar rapidly growing companies, including such industries as hospitality management, travel and tourism, restaurant, and nuclear power service contracting. He has served on numerous business, charitable, and community boards and committees. He and his family currently devote a great deal of time to church and Rotary


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

involvement. He is also a member of several professional associations, including the American Institute of Certified Public Accountants.

Brian R. Best, Director

      Since 1998, Mr. Best has been a medical center representative for COR Therapeutics, a bio-pharmaceutical company with a breakthrough product in cardiac care. He is responsible for managing 12 coastal hospitals and over 100 physicians. Mr. Best was employed to create a new standard of care for cardiac patients in the Emergency Room and in percutaneous coronary interventions with the use of Integrilin. He is assisting in the development of research facilities for NDA studies and international company representatives. From 1992 to 1998, he was employed by Abbot Laboratories. As a Neurological Sales Specialist, he marketed anti-convulsants and anti-psychotics to neurologists and psychiatrists. As PPR/SWAT, he fulfilled a variety of assignments during this time, including three relocations to rebuild vacant territories. He received a Bachelor of Science degree from Wake Forest University in 1992.

Harry S. Green, Director

      From 1966 until he retired in 1994, Mr. Green worked for Wal-Mart. After graduation from University of Arkansas in 1970, he started on their management program and was promoted to District Manager in 1977. In 1984 he was promoted to Regional Vice President and in 1988 he was Regional Vice President of Sam's. From 1990 to 1994, he worked with SuperCenters and was Operations Director for Bud's.

D. Mark Olson, Director

      Mr. Olson began his securities industry career in 1978 as a registered representative with Shearson. During his tenure as a registered rep, he was ranked as the number one insurance producer nationally for six consecutive years. In 1983, as Divisional Director of Sales, he directed the sales efforts of 600 registered reps located in 39 branches in 10 states, where his division was consistently number one in sales. In 1987, Mr. Olson joined Kemper Financial Services as National Director of Sales. He directed the sale of Kemper mutual funds, annuities, and unit investment trusts through banks, brokerage firms, financial planners, and insurance agents. He is considered to be one of the pioneers of bank brokerage and put many of the country's leading banks in the securities business. In 1989, with Invest Financial Corporation, a struggling wholly owned broker/dealer subsidiary of Kemper Financial Services serving financial institutions, he served as Chairman, President, CEO and Director. Under his leadership, Invest grew to 800 branches located in 44 states; produced annual sales in excess of $3.5 billion, and became one of Kemper's most profitable subsidiaries. In 1994, Mr. Olson became a management consultant to the securities, banking, and insurance industries. His clients have been a virtual who's who among US banks, insurance companies, mutual fund companies, money managers, and NYSE member broker/dealers. He has also served numerous clients in Canada. He created a financial services company for a leading Midwestern bank holding company, created many of the innovative sales

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and marketing strategies used in the securities industry today. He has trained thousands of registered representatives how to improve their business. He served as President and CEO and helped turn around a troubled third party workers' compensation administrator and a property and casualty insurance company. He also served as President and CEO of a large managing general insurance agency and risk manager. Mr. Olson is an accomplished public speaker and frequently provides keynote addresses for national sales events of companies in the securities industry.

Jack B. Root, Director

      Mr. Root is a 40 year veteran of the financial service industry. He began his career as a financial advisor and has worked his way up through the ranks of the industry. Mr. Root developed the Successful Money Management Seminar and has since helped develop similar courses for Canada and New Zealand. He has presented over 3,500 hours of seminar instruction and has prepared financial plans for hundreds of individuals and families. He retired from Successful Money Management Seminars, Inc., in 1998.

ITEM 6. EXECUTIVE COMPENSATION

      The following table sets forth the compensation paid by the Company for its fiscal years ended December 31, 1999, December 31, 1998, and December 31, 1997 to its Chief Executive Officer and all other executive officers (collectively, the "Named Executive Officers") whose total salary and bonus from the Company exceeded $100,000 in the fiscal year ended December 31, 1999

Name and                            Fiscal Year Ended
Principal Position                  December 31                         Salary
------------------                  -----------------                   ------
Richard Parker, CEO                        1999                         $188,471
                                           1998                         $147,200
                                           1997                         $149,400

Employment Agreements

      The Company entered into a two-year employment agreement with William R. Turner (the "Turner Employment Agreement"), the Company's Chief Operating Officer and President, in September 1999. The term of the Turner Employment Agreement commenced on September 22, 1999 and will expire on September 22, 2001. The Turner Employment Agreement provides that in consideration for Mr. Turner 's services, he is to be paid a salary of $100,000 during the first year of the agreement, 15,000 shares of the Company's common stock, and options to purchase 50,000 shares of the Company's common stock at an option price of $2.50 per share. During the second year of the agreement Mr. Turner will receive a 5% increase in salary and 15,000 shares of the Company's common stock, and options to purchase 50,000 shares of the Company's common stock at an option price of $2.50 per share. The contract is renewable upon agreement by both parties.

      The Company does not currently have an Executive Compensation Committee.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Certain family members of Richard Parker, the Company's Chairman and CEO, and William Turner, the Company's President and COO, own shares of the Company's common stock as set forth below:

                                      # of                          Date
Name                                  Shares    Relationship        Acquired
---------------------------           ------    ------------        --------
Cole, Anthony Shane C/F Brittney         500    Granddaughter       12/19/97
     Shane Cole UTMA/FL                5,000                        9/2/99

Cole, Anthony Shane C/F Joshua
     Brice Cole UTMA/FL                  500    Grandson            12/19/97

Cole, Dabney Wayne C/F McKenna           500    Grandson            12/19/97
     Cole UTMA/FL                      5,000                        10/4/99

Cole, Dabney & Melissa Cole,           2,000    Stepson             12/19/97
     JTTEN                             5,000                        10/22/99

Cole, Dabney Wayne                     5,720    Stepson             11/9/98 thru
                                                                    10/4/99

Cole, Anthony & Gale, JTTEN            7,000    Son &               10/22/99
                                                Daughter-in-law

Cole, Gale                             5,000    Daughter-in-law     9/2/99

Parker, Aaron                          1,040    Nephew              7/23/98

Parker, Roger                          1,000    Brother             7/23/98

Parker, Joan                           7,000    Wife                10/13/97
                                       7,500                        11/9/98
                                      12,500                        1999

Parker, Richard & Joan, JTTEN        640,175    Self & Wife         1999

                                      # of                          Date
Name                                  Shares    Relationship        Acquired
---------------------------           ------    ------------        --------
Parker, Doris                          5,000    Mother              9/2/99

Parker, Richard Sr.                    5,000    Father              9/2/99

Parker, Richard Sr. & Doris, JTTEN     2,000    Mother & Father     7/23/98

Turner, Darrell & Jennifer, JTTEN        400    Son &               12/14/99
                                                Daughter-in-law

Turner, Stephen R.                       200    Son &               12/14/99
                                                Daughter-in-law

ITEM 8. DESCRIPTION OF SECURITIES

      The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of common stock, $.0001 par value per share, of which 4,553,757 shares are outstanding, held of record by approximately 140 stockholders as of the date of this filing. The Company is not authorized to issue shares of preferred stock. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences applicable to the currently outstanding shares, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any then outstanding preferred stock. All outstanding shares of common stock are fully paid and nonassessable.

      The transfer agent for the common stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      The common stock is currently quoted on the OTC Bulletin Board operated by The NASDAQ Stock Market, Inc. (the "OTC Bulletin Board") under the symbol "SUBO." The following table sets forth the high and low last sale prices for the common stock for each fiscal quarter, or interim period, in which the common stock has been publicly traded, as reported by the OTC Bulletin Board. These prices do not reflect retail mark-ups, markdowns or commissions and may not represent actual transactions.

        Quarter Ended               Low                  High
        -------------------         ------               -----
        June 30, 1998 (1)           $ 2.50               $3.38
        September 30, 1998          $ 3.00               $3.57
        December 31, 1998           $ 3.32               $3.94
        March 31, 1999              $ 1.50               $4.00
        June 30, 1999               $ 3.50               $4.00
        September 30, 1999          $ 2.25               $6.13
        December 31, 1999           $ 4.13               $6.25

---------------
(1)   The exchange occurred on June 24, 1998.

      The closing sales price on January 12, 1999 reported on the OTC Bulletin Board was $5.13 per share of common stock.

      To date, the Company has not paid any cash dividends on its common stock. However, pursuant to the terms of the Company's offering in 1997, shareholders who held their stock for two years were entitled to and issued stock dividends.

ITEM 2. LEGAL PROCEEDINGS

      The Company is not presently a party to any litigation nor to the knowledge of management is any litigation threatened against the Company which would materially affect the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      There was a change in accountants from Flavin, Jackson, Zirilli & Bouvier, CPA to Hoyman, Dobson & Company, P.A. There were no disagreements with the previous accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Private Placements

      Between July 1997 and May 1998, the Company issued 322,800 shares of its common stock for a total aggregate amount of $807,000. The 322,800 shares were sold to approximately 48 investors in a transaction exempt from registration pursuant to Rule 504 of Regulation D promulgated under the 1933 Act. No underwriters were used in connection with this transaction.

      Between September 1998 and January 2000, the Company issued 400,267 shares of its common stock for a total aggregate amount of $864,000. The 400,267 shares were sold to approximately 49 investors in a transaction exempt from registration pursuant to Rule 504 of Regulation D promulgated under the 1933 Act. No underwriters were used in connection with this transaction

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Chapter 607 of the Florida Statutes provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Florida corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

      Section 607.0850 of the Florida Statutes permits a corporation, by so providing in its certificate of incorporation, to eliminate or to limit a director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section
607.0850 provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Florida General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit.
Section 607 does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

      Article VIII of the Company's By-laws provide each director or officer of the corporation shall be indemnified as of right to the fullest extent permitted by current or future legislation or by current or future judicial or administrative decisions against any fine, liability, cost, or expense, including attorneys' fees, asserted against or incurred by the director or officer. The corporation can agree to grant the same right of indemnification to other agents or employees of the corporation and to persons serving at the request of the corporation as its representative in the position of a director, officer, agent, or employee of another enterprise. The right of indemnification shall extend to the heirs, personal representatives, and estate of each person granted the right pursuant to the preceding sentences. The right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The corporation may maintain insurance at its expense to protect itself and any such person against any fine, liability, cost, or expense, whether or not the corporation would have the legal power to directly indemnify the person against that liability.

      The foregoing right of indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

                                    PART F/S

FINANCIAL STATEMENTS

      The audited financial statements of the Company, prepared by Hoyman, Dobson & Company, PA, Certified Public Accountants, 215 Baytree Drive, Suite 1, Melbourne, Florida 32940, required by Regulation S-X commence on page F/S 1 hereof in response to this Item of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

2         Reorganization Agreement (not applicable)

3         (i)    Articles of Incorporation and Amendments
3         (ii)   By-Laws

4         Instruments defining the rights of holders (refer to exhibit 3)

9         Voting Trust agreement (not applicable)

10        Material contracts (not applicable)

11        Statement re: Computation of per share earnings (not applicable)

21        Subsidiaries of the Registrant

24        Power of Attorney (not applicable)

27        Financial Data Schedule

99        Additional Exhibits (not applicable)

                                   SIGNATURES

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Summit Brokerage Services, Inc.


January 13, 2000                            /s/ Richard Parker
                                            ------------------------------------
                                            Richard Parker
                                            Chairman of the Board and
                                            Chief Executive Officer

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Indialantic, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. (a Florida Corporation) and Subsidiaries as of December 31, 1999, and the related consolidated statement of income (loss), changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 1998 were audited by other auditors whose report dated February 17, 1999, expressed an unqualified opinion on those statements. As discussed in Note 16, the Company has restated its year ended December 31, 1998 financial statements during the current year to properly reflect the amortization of unearned stock compensation, in conformity with generally accepted accounting principles. The other auditors reported on the 1998 financial statements before the restatement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Page Two


We also audited the adjustment described in Note 16 that was applied to restate the 1998 financial statements. In our opinion, such an adjustment is appropriate and has been properly applied.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 18 to the financial statements, the Company has suffered recurring losses from operations at December 31, 1999 at December 31, 1999 which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 18. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Hoyman, Dobson & Company, P.A.

Hoyman, Dobson & Company, P.A.
January 28, 2000

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 1999 and 1998
--------------------------------------------------------------------------------

ASSETS                                                     1999           1998
                                                        -----------    -----------
Cash                                                    $   408,957    $   106,804
Cash with clearing broker
                                                             25,132         25,377
Commissions receivable                                      463,356         79,410
Prepaid expenses                                             27,132         61,900
Other receivables                                            31,040          9,850
Due from related party                                      102,704         91,089
Subscription receivable                                      48,000             --
Treasury stock held for employees                            12,104             --
Property and equipment at cost, less accumulated
  depreciation of $70,970 and $33,442 at December 31,
  1999 and 1998, respectively                                79,267         85,873
Deferred tax asset                                          283,860        144,860
Other assets                                                  8,828          9,537
                                                        -----------    -----------
Total assets                                            $ 1,490,380    $   614,700
                                                        ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Accounts payable                                        $    63,896    $    20,949
Accrued commission expense                                  645,925         84,986
Deferred income                                              24,667             --
                                                        -----------    -----------
     Total liabilities                                      734,488        105,935
                                                        -----------    -----------

Stockholders' equity
Common stock                                                    454            391
Additional paid-in capital                                2,909,379      1,293,106
Unearned stock compensation                                (867,213)      (178,620)
Treasury stock, at cost                                      (6,474)            --
Subscriptions receivable                                    (94,000)            --
Accumulated deficit                                      (1,186,254)      (606,112)
                                                        -----------    -----------
   Total stockholders' equity                               755,892        508,765
                                                        -----------    -----------

Total liabilities and stockholders' equity              $ 1,490,380    $   614,700
                                                        ===========    ===========


The accompanying notes are an integral part of this statement.                 3
--------------------------------------------------------------------------------

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

For the years ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                         1999           1998
                                                     -----------    -----------

Revenues
  Commissions                                        $ 4,712,651    $ 2,801,431
  Interest and dividends                                  27,565         41,367
  Other                                                   16,403         51,481
                                                     -----------    -----------
                                                       4,756,619      2,894,279
                                                     -----------    -----------

Expenses
   Commissions                                         3,596,311      2,091,083
   Occupancy                                             116,752        111,622
   Amortization of unearned stock compensation           214,504         32,287
   Management fees                                     1,156,235        885,482
   Other operating expenses                              366,959        283,477
                                                     -----------    -----------

                                                       5,450,761      3,403,951
                                                     -----------    -----------

Net loss before income taxes                            (694,142)      (509,672)

Provision for income taxes                               139,000         98,630
                                                     -----------    -----------

Net loss                                             $  (555,142)   $  (411,042)
                                                     ===========    ===========

Weighted Average Common Shares and
   Common Share Equivalents Outstanding
                                                       4,180,322      3,789,849
                                                     ===========    ===========

Earnings per share                                   $   (0.1328)   $   (0.1085)
                                                     ===========    ===========


The accompanying notes are an integral part of this statement.                 4
--------------------------------------------------------------------------------

                     THIS PAGE IS INTENTIONALLY LEFT BLANK.


                                                                               5
--------------------------------------------------------------------------------

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                     Common Stock
                                              -------------------------
                                               Number of                    Additional
                                                 Shares                       Paid-In
                                              Outstanding     Par Value       Capital
                                              -----------    -----------    -----------
Balances, December 31, 1997                     3,725,020    $       373    $   653,537

Issuance of common stock for cash                 112,700             11        428,669

Issuance of common stock for unearned
  compensation                                     67,851              7        210,900

Amortization of unearned stock compensation            --             --             --

Net loss                                               --             --             --
                                              -----------    -----------    -----------

Balances, December 31, 1998                     3,905,571            391      1,293,106

Issuance of common stock for cash                 324,333             33        551,967

Issuance of common stock for subscription
  receivable                                       94,667              9        141,991

Issuance of common stock for unearned
  compensation                                    110,011             10        525,952

Issuance of common stock for legal services        15,000              1         54,449

Issuance of common stock for future
  private placement services                      100,000             10        349,990

Amortization of unearned stock compensation            --             --             --

Stock dividends issued                              5,400              1         24,999

Retirement of common stock                        (13,225)            (1)       (33,075)

Purchase of treasury stock                         (1,350)            --             --

Net loss                                               --             --             --
                                              -----------    -----------    -----------

Balances, December 31, 1999                     4,540,407    $       454    $ 2,909,379
                                              ===========    ===========    ===========


The accompanying notes are an integral part of this statement.                 6
--------------------------------------------------------------------------------

                                               Unearned                                                        Total
                                                 Stock          Treasury     Subscription   Accumulated    Stockholders'
                                              Compensation       Stock        Receivable      Deficit          Equity
                                              ------------    -----------    ------------   -----------    -------------
Balances, December 31, 1997                   $         --    $        --    $        --    $  (195,070)   $   458,840

Issuance of common stock for cash                       --             --             --             --        428,680

Issuance of common stock for unearned             (210,907)            --             --             --             --
  compensation

Amortization of unearned stock compensation         32,287             --             --             --         32,287

Net loss                                                --             --             --       (411,042)      (411,042)
                                              ------------    -----------    -----------    -----------    -----------

Balances, December 31, 1998                       (178,620)            --             --       (606,112)       508,765

Issuance of common stock for cash                       --             --             --             --        552,000

Issuance of common stock for subscription
  receivable                                            --             --        (94,000)            --         48,000

Issuance of common stock for unearned             (525,962)            --             --             --             --
  compensation

Issuance of common stock for legal services        (54,450)            --             --             --             --

Issuance of common stock for future
  private placement services                      (350,000)            --             --             --             --

Amortization of unearned stock compensation        214,504             --             --             --        214,504

Stock dividends issued                                  --             --             --        (25,000)            --

Retirement of common stock                          27,315             --             --             --         (5,761)

Purchase of treasury stock                              --         (6,474)            --             --         (6,474)

Net loss                                                --             --             --       (555,142)      (555,142)

                                              ------------    -----------    -----------    -----------    -----------
Balances, December 31, 1999                   $   (867,213)   $    (6,474)   $   (94,000)   $(1,186,254)   $   755,892
                                              ============    ===========    ===========    ===========    ===========


                                                                               7
--------------------------------------------------------------------------------

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                         1999           1998
                                                     -----------    -----------

Cash flows from operating activities
   Cash received from customers                      $ 4,348,585    $ 2,779,601
   Cash paid to suppliers and employees               (4,559,387)    (3,339,233)
   Interest received                                      10,211         41,367
                                                     -----------    -----------
     Net cash used in operating activities              (200,591)      (518,265)
                                                     -----------    -----------

Cash flows from investing activities
   Purchase of property and equipment                    (30,923)       (65,822)
                                                     -----------    -----------
     Net cash used in investing activities               (30,923)       (65,822)
                                                     -----------    -----------

Cash flows from financing activities
   Purchase of treasury stock                            (18,578)            --
   Issuance of common stock                              552,000        428,679
                                                     -----------    -----------
     Net cash provided by financing activities           533,422        428,679
                                                     -----------    -----------

Net increase (decrease) in cash and
   cash equivalents                                      301,908       (155,408)

Cash and cash equivalents at beginning of year           132,181        287,589
                                                     -----------    -----------

Cash and cash equivalents at end of year             $   434,089    $   132,181
                                                     ===========    ===========


The accompanying notes are an integral part of this statement.                 8
--------------------------------------------------------------------------------

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                            1999         1998
                                                         ---------    ---------

RECONCILIATION OF NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES

  Net loss                                               $(555,142)   $(411,042)

  Adjustments to reconcile net loss to net
    cash used in operating activities
      Depreciation                                          37,529       29,932
      Amortization                                             709          819
      Amortization of unearned stock
         compensation/expense                              214,504       32,287
      Retirement of common stock                            (5,761)          --
      Increase in commissions receivable                  (383,946)     (73,311)
      Increase in other receivables                        (21,190)          --
      Decrease (increase) in prepaid expenses               34,768      (47,272)
      Increase in due from related party                   (11,615)      (1,809)
      Increase in deferred tax asset                      (139,000)     (97,287)
      Increase (decrease) in accounts payable               42,947      (20,589)
      Increase in accrued commission expense               560,939       70,007
      Increase in deferred income                           24,667           --
                                                         ---------    ---------
        Net cash used in operating activities            $(200,591)   $(518,265)
                                                         =========    =========

Cash and cash equivalents for the purpose of this
  statement consisted of the following at December 31:
     Cash                                                $ 408,957    $ 106,804
     Cash with clearing broker                              25,132       25,377
                                                         ---------    ---------
                                                         $ 434,089    $ 132,181
                                                         =========    =========

SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND
  FINANCING ACTIVITIES:

In fiscal year 1999, the Company issued 5,400 shares of common stock dividends totaling $25,000.

In fiscal year 1999, the Company issued a $142,000 note receivable for 94,667 shares of common stock.


The accompanying notes are an integral part of this statement.                 9
--------------------------------------------------------------------------------

                     THIS PAGE IS INTENTIONALLY LEFT BLANK.


The accompanying notes are an integral part of this statement.                10
--------------------------------------------------------------------------------

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services Inc. (the "Company") is a National Association of Securities Dealers (NASD) member firm. The Company is an independent broker dealer offering financial services to clients across the country through its 39 branch offices.

On December 31, 1999 the Company acquired 100% of Summit Holding Group, Inc. through the purchase of stock for $1. Summit Holding Group, Inc. did not have any net assets at the time of the purchase. Summit Holding Group, Inc. (a holding company) owns 100% of Summit Financial Group, Inc. (a registered investment advisor) and Summit Insurance Agency Corporation (an insurance business). There was no activity in these three entities during fiscal year 1999 and 1998.

CONSOLIDATION POLICY - The accompanying consolidated financial statements include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

MUTUAL FUNDS - RESERVED - The Corporation has an interest bearing reserve deposit with a clearing firm. The clearing firm requires this deposit of all introducing firms for whom it transacts business.

COMMISSION RECEIVABLE - The Company considers commissions receivable fully collectible; accordingly, no allowance is required.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation, for financial reporting and tax purposes, is based on the straight-line and double declining balance methods over the estimated useful lives of the related assets, generally 5 to 39 years.

MARKETING COSTS - Marketing costs, except for costs associated with direct-response marketing, are charged to operations when incurred. The costs of direct-response marketing costs are capitalized and amortized over the period during which future benefits are expected to be received.

DEFERRED INCOME - Deferred income represents advances received from the clearing company for unearned commissions.

TREASURY STOCK - Treasury stock is shown at cost.


                                                                              11
--------------------------------------------------------------------------------

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to operating losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax also is recognized for operating losses and tax credits that are available to offset future taxable income.

EARNINGS (LOSS) PER SHARE - Basic earnings (loss) per share for the years ended December 31, 1999 and 1998 have been computed by dividing net income (loss) by the weighted average number of shares outstanding. Diluted earnings (loss) per share for the years ended December 31, 1999 and 1998 did not differ from amounts computed under the basic computation.

ESTIMATES - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - DUE FROM RELATED PARTY

At December 31, 1999 and 1998, the Company has a receivable of $14,220 and $19,959, respectively, from a company owned by the majority stockholder for expenses paid by Summit Brokerage Services, Inc. on the related company's behalf.

The Company at December 31, 1999 and 1998 has advances of $88,484 and $71,130, respectively, to an entity whose major shareholder is also the Company's major shareholder for expenses paid by Summit Brokerage Services, Inc. on the related company's behalf. Interest of $17,354 was accrued on the advance during fiscal year 1999 at 8% per annum and is included in due from related party.

NOTE 3 - SUBSCRIPTION RECEIVABLE

At December 31, 1999 the Company has a subscription receivable of $142,000. $48,000 of this subscription receivable is included as an asset at December 31, 1999 since it was collected before the financial statements were issued. The remaining uncollected $94,000 is shown as a reduction of stockholders' equity.

NOTE 4 - OTHER RECEIVABLE

At December 31, 1999 the Company has a receivable from a former sales representative in the amount of $31,040 which represents advances paid to the sale representative.


                                                                              12
--------------------------------------------------------------------------------

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 1999 and 1998:

                                                       1999             1998
                                                     ---------        ---------
Computer systems and software                        $  76,345        $  50,948
Equipment                                               15,655           10,130
Leasehold improvements                                  58,237           58,237
                                                     ---------        ---------

  Total                                                150,237          119,315

  Less:  accumulated depreciation                      (70,970)         (33,442)
                                                     ---------        ---------

                                                     $  79,267        $  85,873
                                                     =========        =========

Depreciation expense charged to operations was $37,529 for the year ended December 31, 1999 and $29,932 for the year ended December 31, 1998.

NOTE 6 - OTHER ASSETS

Other assets at December 31, 1999 and 1998 consist of capitalized marketing costs of $8,828 and $9,537, respectively. These costs are being amortized straight-line over 15 years. Amortization expense for the years ended December 31, 1999 and 1998 was $709 and $819, respectively.

NOTE 7 - COMMON STOCK

At December 31, 1999 and 1998, the Company has 10,000,000 shares of $.0001 par value stock authorized, 4,541,757 and 3,905,571 shares issued at December 31, 1999 and 1998, respectively and 4,538,132 and 3,905,571 shares outstanding at December 31, 1999 and 1998, respectively.

On July 16th, 1997, the Company established a restricted stock bonus plan as an encouragement for employees and certain consultants to remain in the employment or service of the Company. The shares granted under the plan were in the form of restricted stock vesting over a two-year period beginning after the date of grant of the award. Since the stock issued is subject to forfeiture until two-years of continuous employment from the date of the grant award, unearned compensation is recorded at the fair market value at the date awarded as a reduction of stockholder's equity. Compensation expense is recognized pro rata over the period during which the shares are earned. Compensation expense recognized for the years ended December 31, 1999 and 1998 was $187,279 and $32,287, respectively. In fiscal year 1999, 13,225 shares of stock issued for compensation originally recorded at $33,075 was forfeited and retired. The total amount of compensation expense amortized in 1998 which was added back to compensation expense in 1999 was $5,761. There was no stock forfeited in fiscal year 1998.


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

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - COMMON STOCK (CONTINUED)

On January 13, 1999, the Company granted restricted stock to an attorney to pay for services rendered through the end of 2000. When the shares were issued, unearned compensation for services was recorded at the fair market value of the stock on the date of issue as a reduction of stockholder's equity. Compensation expense is recognized pro rata over the period during which the services are being performed. Compensation expense recognized for the year ended December 31, 1999 was $27,225.

On July 29, 1999, the Company granted restricted stock to a placement agent for services to be performed during 2000 and into 2001. The stock issued is being held in escrow pending performance of these services. The stock issued has been recorded at the fair market value of the stock on the date of issue as unearned compensation for services and is recorded as a reduction of stockholder's equity. No compensation expense has been recognized for the year ended December 31, 1999 since no services have been performed.

NOTE 8 - TREASURY STOCK

Treasury stock is shown at cost, and in 1999 consists of 1,350 shares of common stock. In addition, the treasury stock, shown as an asset in 1999, represents 2,275 shares of common stock reserved for issuance to employees.

NOTE 9 - STOCK OPTIONS

On December 31, 1999, the Company awarded stock options to key personnel to purchase 155,000 shares of the Company's common stock at an exercise price of $2.50 per share. The terms of the options provide that the options will expire five years after the grant date and will vest one year from the grant date. At December 31, 1999 no shares have been exercised.

The Company applies APB Opinion No. 25 in accounting for its option plans and, accordingly, no compensation cost has been recognized in the financial statements for stock options granted. Since no shares have vested at December 31, 1999, there is also no compensation cost to be recognized and disclosed under the provisions of SFAS 123.


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

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 10 - OPERATING LEASE

The Company leases office space under a non-cancelable operating lease with an entity whose major shareholder is also the Company's major shareholder. Under the terms of the lease, the Company leases office space for its headquarters. The lease expires in 2007. Minimum future rental payments for each of the next five years and in the aggregate are as follows:

          2000                                        $ 109,200
          2001                                          109,200
          2002                                          109,200
          2003                                          109,200
          2003                                          109,200
          Subsequent                                    309,400
                                                      ---------

                 Total                                $ 855,400
                                                      =========

Total rent expense for the years ending December 31, 1999 and 1998 was $116,752 and $111,622 respectively.

NOTE 11 - INCOME TAXES

A summary of the provision for income taxes at December 31, 1999 and 1998 is as follows:

      Deferred tax benefit due to temporary differences      1999        1998
                                                          ----------   ---------
          Federal                                         $  104,000   $  72,168
          State                                               35,000      26,462
                                                          ----------   ---------

      Total income tax benefit                            $  139,000   $  98,630
                                                          ==========   =========

The company has net operating loss carryforwards of approximately $1,415,000 for federal and state income tax purposes, which are available to offset future taxable income. These loss carryforwards expire in various years from 2012 to 2019.

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rates of 34% for both 1999 and 1998 to income (loss) before income taxes due to the effects of net operating loss carryforwards.

NOTE 12 - CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. The Company places its temporary cash investments with financial institutions. The amount of credit exposure in excess of federally-insured limits at December 31, 1999 and 1998 was $317,647 and $0, respectively.

All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.


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

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 13 - RELATED PARTY TRANACTIONS

The Company has entered into an agreement where it pays a management fee to cover personnel costs to an entity which is a wholly owned company of the majority shareholder of the Company. These fees are to cover employee compensation, office supplies and utilities. The total fees paid to the related party were $1,156,235 and $885,482 for 1999 and 1998, respectively.

NOTE 14 - NET CAPITAL REQUIREMENT

The company is a "Fully Disclosed Broker Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with a clearing firm and has fully disclosed all of its customer accounts to this firm.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Ruse (SEC Rule 15C 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" firms that receive, but do not hold, customer or other securities, is $50,000. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 1999 and 1998, the Company had net capital of $64,863 and $103,607, respectively, which was in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 11 to 1 and 1 to 1 at December 31, 1999 and 1998, respectively.

NOTE 15 - RECLASSIFICATION

Certain reclassifications have been made to the December 31, 1998 financial statements to conform with the December 31, 1999 financial statement presentation. Such reclassifications have had no effect on net income as previously reported.

NOTE 16 - RESTATEMENT

The accompanying financial statements for December 31, 1998 have been restated to properly reflect the amortization of unearned compensation expense. Net loss for the year ended December 31, 1998 was increased by $32,287.


                                                                              16
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

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 17 - COMMITMENTS AND CONTINGENCY

The Company entered into a two-year employment agreement with William R. Turner (the "Turner Employment Agreement"), the Company's Chief Operating Officer and President, in September, 1999. The term of the Turner Employment Agreement commenced on September 22, 1999 and will expire on September 22, 2001. The Turner Employment Agreement provides that in consideration for Mr. Turner's services, he is to be paid a salary of $100,000 during the first year of the agreement, 15,000 shares of the Company's common stock, and options to purchase 50,000 shares of the Company's common stock at an option price of $2.50 per share. The stock compensation and options for the first year have been included in Note 7 and 9. During the second year of the agreement, Mr. Turner will receive a 5% increase in salary and 15,000 shares of the Company's common stock and options to purchase 50,000 shares of the Company's common stock at an option price of $2.50 per share. The contract is renewable upon agreement by both parties.

NOTE 18 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has had recurring net losses. These matters raise substantial doubt about the entity's ability to continue as a going concern. Management plans to do a public offering in the future, is continuing to open new branch offices and currently has commitments for several new branch offices. In addition, the Company has a commitment from one of its major shareholders to enter into a subordinated debt agreement of at least $100,000 which will qualify as net capital. However, the Company's ability to continue as a going concern is contingent on the success of future operations, the formalization of existing commitments for new branch offices and the subordinated debt agreement. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 19 - OFF BALANCE SHEET RISK

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 1999, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.


                                                                              17
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